UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

COMPANY INTIMATION
INDEX TO EXHIBITS
EXHIBIT 99.1

COMPANY INTIMATION

Infosys Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), hereby furnishes with the United States Securities and Exchange Commission this Report on Form 6-K regarding the intimation dated July 13, 2026.

The Company hereby informs that Michael Nelson Gibbs (DIN: 08177291) completed his second consecutive term as an Independent Director of the Company and accordingly, retired from the Board of Directors with effect from July 12, 2026 (end of day).

Consequent to his retirement from the Board, he also ceased to be the Chairperson of the Stakeholders Relationship Committee and the Cybersecurity Risk Sub-Committee, and a Member of the Audit Committee, Risk Management Committee, Nomination and Remuneration Committee, and Corporate Social Responsibility Committee.

The Board of Directors placed on record its sincere appreciation for the valuable contributions provided by Michael Nelson Gibbs during his tenure as an Independent Director of the Company.

A copy of the intimation as disseminated by Infosys Limited to the stock exchanges in this regard is attached to this Form 6-K as Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

Date: July 13, 2026	A.G.S Manikantha Company Secretary

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Company Intimation